Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands)
Earnings:
Net loss before income taxes	$(15,127)	$(26,536)	$(68,646)	$(61,795)	$(20,555)
Fixed charges	796	10,052	2,714	939	763
Amount attributable to noncontrolling interest in Symphony Dynamo, Inc.	4,233	5,707	8,675	9,743	—

Earnings, as defined	$(10,098)	$(10,777)	$(57,257)	$(51,113)	$(19,792)

Fixed charges:
Interest expense	$124	$9,157	$1,719	$99	$190
Estimated interest component of rent expenses	672	895	995	840	573

Total fixed charges	$796	$10,052	$2,714	$939	$763

Deficiency of earnings available to cover fixed charges (1)	$(15,127)	$(26,536)	$(68,646)	$(61,795)	$(20,555)

(1)	Adjusted earnings, as described above, were insufficient to cover fixed charges in each year.